Merav Gershtenman | 212 692 6806 | mgershtenman@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

July 21, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Matthew Jones

Re:	Immune Pharmaceuticals Inc. Preliminary Proxy Statement on Schedule 14A Filed on July 11, 2014 File No. 001-51290

Dear Mr. Jones:

On behalf of Immune Pharmaceuticals Inc. (the “Company”), we hereby submit with the Securities and Exchange Commission (the “Commission”) our response to a comment issued by the staff (the “Staff”) of the Commissions’ Division of Corporate Finance in a letter dated July 18, 2014 (the “Letter”) from Jeffrey P. Riedler of the Staff to Daniel G. Teper, Chief Executive Officer of the Company, with respect to the Company’s Preliminary Proxy Statement filed on July 11, 2014 (the “Proxy Statement”). The response is based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. For convenience, we have incorporated into this response letter the comment.

Proposal 2: Approval of an Amendment to our Certificate of Incorporation to Effect a Reverse

Stock Split of our Common Stock, page 26

1.

We note that you have proposed a reverse stock split and an amendment to your Certificate of Incorporation to implement the reverse stock split. Please expand your disclosure to clarify that the reverse split would increase the number of shares of the company’s common stock available for future issuances by the board. Please also disclose whether you have any plans, arrangements, understandings, etc. with respect to the issuance of any of the shares that would be newly available for issuance as a result of the reverse split. If such plans exist, please disclose all material information.

Response:     In response to the Staff’s comment, we intend to insert the following sentences in the first paragraph of the section entitled “Effects of the Reverse Stock Split” of Proposal 2 (Approval of an Amendment to Our Certificate of Incorporation to Effect a Reserve Stock Split of Our Common Stock) of our Definitive Proxy Statement on Schedule 14A:

“The reverse stock split, if and when implemented, will increase the number of shares of our common stock available for future issuances by the board of directors. We currently do not have any specific plans, arrangements or understandings to issue any of the shares of common stock that will be newly available as a result of the implementation of the reverse stock split, however, we anticipate that we will need to obtain additional financing from time to time and may choose to raise additional funds through, among other means, issuance of our securities.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

July 21, 2014

We hope that the above response and the related revisions to the Proxy Statement will be acceptable to the Staff. Please do not hesitate to contact me at (212) 692-6806 with any comments or questions regarding the Proxy Statement and this letter. We thank you for your time and attention.

The Company acknowledges that:

•     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•     the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Merav Gershtenman
Merav Gershtenman

cc:   Securities and Exchange Commission

Jeffrey Riedler, Assistant Director

Daniel Greenspan, Special Counsel

Immune Pharmaceuticals Inc.

Daniel G. Teper, Chief Executive Officer

Sarit Steinberg, General Counsel & VP Operations

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeffrey P. Schultz, Esq.